HYDRO ONE INC.
STATEMENT OF EXECUTIVE COMPENSATION
March 29, 2019

I.	Background
In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.
This Statement of Executive Compensation is the stand-alone document contemplated by the Executive Compensation Exemptive Relief in respect of the 2018 financial year. This Statement of Executive Compensation, upon filing with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of the annual information form of Hydro One Inc. (the “AIF”) dated March 27, 2019 for the fiscal year ended December 31, 2018. Capitalized terms used herein and not defined have the meaning given to such terms in the AIF.
Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited. The board of directors of Hydro One Inc., and the human resources committee of the board of directors of Hydro One Inc., are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References herein to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The Acting President and Chief Executive Officer (“Acting President and CEO”), President and Chief Executive Officer (“President and CEO”), the Acting Chief Financial Officer (“Acting CFO”), Chief Financial Officer (“CFO”), the Chief Operating Officer (“COO”) and the Executive Vice President, Chief Legal Officer of Hydro One Inc. have the same titles and roles in Hydro One Limited. The Executive Vice President, Customer Care and Corporate Affairs and Executive Vice President and Chief Corporate Development Officer are positions held only in Hydro One Networks Inc., a wholly owned subsidiary of Hydro One Inc. Although decisions may be made jointly, they do not result in duplicative compensation paid at both Hydro One Limited and Hydro One Inc. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Information in this Statement of Executive Compensation is provided as of March 22, 2019 and dollar amounts are in Canadian dollars, unless indicated otherwise.

II.	Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides information regarding Hydro One’s 2018 compensation philosophy as well as its practices, policies and plans during that year. In particular, it includes disclosure about the Acting President and CEO (who was also the CFO during part of 2018), the Acting CFO, the three other most highly compensated executive officers who provided services to the Company and its subsidiaries during 2018, the former President and CEO and an individual would have been a named executive officer of Hydro One but for the fact that the individual was not an executive officer of the Company at the end of the financial year (collectively, the “NEOs”):

Name	Title	Summary of Information (where applicable)
Paul Dobson(1)	Acting President and Chief Executive Officer	See Pages S-16 to S-17
Chris Lopez(2)	Acting Chief Financial Officer	See Pages S-17 to S-19
Gregory Kiraly	Chief Operating Officer	See Pages S-19 to S-21
Patrick Meneley	Executive Vice President and Chief Corporate Development Officer	See Pages S-21 to S-22
James Scarlett	Executive Vice President and Chief Legal Officer	See Pages S-22 to S-24
Mayo Schmidt(3)	Former President and Chief Executive Officer
Ferio Pugliese(4)	Former Executive Vice President, Customer Care and Corporate Affairs

Notes:

(1)
Mr. Dobson was appointed as Acting President and CEO following Mr. Schmidt’s retirement on July 11, 2018. Mr. Dobson was originally appointed as CFO of Hydro One on March 1, 2018. He continued in his role as CFO until Mr. Lopez’s appointment as Acting CFO effective September 6, 2018.

(2)	Mr. Lopez was appointed as Acting CFO effective September 6, 2018. Mr. Lopez had previously acted in the capacity of CFO from May 19, 2017 until Mr. Paul Dobson became CFO on March 1, 2018.

(3)	Mr. Schmidt retired effective July 11, 2018.

(4)	Mr. Pugliese tendered his resignation on July 10, 2018.
Following the June 7, 2018 election in Ontario, Hydro One Limited and the Province of Ontario (the “Province”) entered into a letter agreement dated July 11, 2018 (the “July 11 Letter Agreement”) for the purpose of the orderly replacement of Hydro One Inc. and Hydro One Limited’s 13 independent directors (the “former directors”) and the retirement of Mayo Schmidt as the President and CEO and director effective July 11, 2018. In accordance with the Governance Agreement, the board of directors of Hydro One Inc. is to be the same as the board of directors of Hydro One Limited. In accordance with the July 11 Letter Agreement, the former directors appointed Mr. Paul Dobson, Hydro One’s then CFO, as Acting President and CEO effective July 11, 2018 until such time as the new Board, once constituted, could appoint a new President and CEO. The former directors then resigned through a staged resolution process. The new directors were appointed effective August 14, 2018: 4 directors were nominated by the Province and 6 directors were nominated by an Ad Hoc Nominating Committee of Hydro One Limited (the “Ad Hoc Nominating Committee”) comprised of representatives of Hydro One Limited’s largest shareholders, other than the Province, and consistent with the July 11 Letter Agreement, the new Board fixed the number of directors at 10. The Province agreed with the members of the Ad Hoc Nominating Committee that Mr. Thomas D. Woods would serve as interim Board chair. Effective September 6, 2018, Mr. Woods was appointed as Board chair.
In addition to the orderly replacement of the former directors, under the July 11 Letter Agreement, Hydro One Limited also agreed to consult with the Province in respect of future executive compensation matters. Additionally, in the July 11 Letter Agreement, the Province agreed that the terms and conditions of employment of Hydro One Limited’s executive leadership team other than Mr. Schmidt under their respective employment agreements, the LTIP and all related award agreements thereunder, and the other compensation plans and policies of Hydro One Limited remain in full force and effect from and after July 11, 2018. The Province further agreed that the said executives shall remain entitled to receive, and the Province will take no action that would require or result in the forfeiture, return or claw back (other than in accordance with Hydro One Limited’s policies) of, any remuneration, benefits, awards or other entitlements (whether vested or unvested) granted, earned or awarded prior to the date of cessation of employment of such executives with Hydro One Limited. The foregoing did not address any severance entitlements of such executives, under contract or otherwise.
On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018. The Hydro One Accountability Act, 2018 required the new Board to establish a new compensation framework for the Board, the CEO, and other executives of Hydro One Limited in consultation with the Province and the other five largest shareholders of Hydro One Limited by no later than February 15, 2019. The new executive compensation framework, and any amendments to it, would not be effective until approved by the Management Board of Cabinet. Hydro One Limited’s proposed compensation framework was not approved and, on February 21, 2019, under the authority granted through the Hydro One Accountability Act, 2018, the Province’s Management Board of Cabinet issued a directive to Hydro One Limited regarding executive compensation (the “Directive”). The Directive set out certain compensation-related requirements for the CEO, other executives and board of directors of Hydro One Limited which Hydro One Limited and Hydro One must follow when developing its board and executive compensation framework. On February 28, 2019, Hydro One Limited submitted a new compensation framework (“New Compensation Framework”) in compliance with the Directive to the Management Board of Cabinet which was approved on March 7, 2019. Key highlights of the New Compensation Framework include, among other things: a maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1.5 million for the CEO, a maximum total direct compensation for other executives that is no greater than 75% of the CEO’s total maximum direct compensation, pension and benefits entitlements are to not exceed those provided to non-executive managers, and a cap on the annual total maximum compensation of (i) not more than $120,000 for the Board chair, (ii) $85,500 for Board committee chairs, and (iii) $80,000 for other directors. Additional details on the New Compensation Framework are posted on Hydro One Limited’s website and will be included in the management information circular of Hydro One Limited for its upcoming annual meeting which, once filed, can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.
In order to provide stability to Hydro One and allow the Company sufficient time to recruit a new President and CEO and support the transition to a renewed senior management team, Hydro One Limited also entered into retention agreements with the NEOs and other senior executives in the fourth quarter of 2018 and first quarter of 2019 (“Retention Agreements”). The Retention Agreements were designed to ensure the continued employment of those executives for periods ranging from February 28, 2019 through September 1, 2019 depending on the executive. The retention agreements generally provide, among other things, that so long as the individual does not resign prior to a specified date (being the retention date), certain key terms (other than severance) of the individual’s employment and compensation arrangements will be respected, including the vesting of his or her outstanding share-based awards and a pro-rata portion of his or her short-term and long-term incentives in respect of time worked in the 2019 fiscal year. Additional details on the Retention Agreements are provided under “Termination and Change in Control Benefits” below.

(a)	Compensation Philosophy and Guiding Principles
2018 Executive Compensation Philosophy
Hydro One’s executive compensation program sought to provide total compensation opportunities that were market competitive to attract, retain, motivate and reward highly qualified executives with the caliber of talent and skills necessary to deliver on its corporate strategy, grow its business and increase shareholder value. This compensation philosophy supported the Company’s focus on becoming a more competitive and commercially-oriented company with increased accountability for the Company’s outcomes and a greater linkage between the Company’s compensation programs, employee performance, productivity and efficiencies. In 2018, the Company’s compensation decisions were guided by the following principles established by the former Board and which are reflected in the compensation arrangements for the Company’s NEOs:

Principle	Objective
Performance-oriented
To provide pay-for-performance and align performance objectives to strategy and core values over the short and long term horizon to reinforce our strategic business objectives and a performance-oriented culture.

Long term focus	To reward sustainable growth that supports long term value creation for shareholders and customers.
Market competitive	To attract and retain high performing employees with compensation targeted at or around the market median, but with pay outcomes that can pay above or below the median depending on performance.
Individual accountability	To foster a culture of individual ownership and accountability.
Balanced approach to risk	To support an appropriate level of risk-taking that balances short and long term company objectives.
Shared responsibility	To require employees to share responsibility for compensation risks and responsibilities.
Simple and integrated	To provide programs that are simple to understand and administer and will communicate the integrated value of monetary and non-monetary rewards.
2019 Refinements to Philosophy
Following the passage of the Hydro One Accountability Act, 2018 and the adoption of the New Compensation Framework, the Company’s executive compensation framework for 2019 (effective March 7, 2019) will support our focus on driving efficiencies, improving customer service and facilitating strong financial performance for the benefit of ratepayers, shareholders and other stakeholders.

(b)	2018 Compensation Risk Management
Hydro One’s compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the following:

Pay Mix
The variable component of Hydro One’s compensation program (which includes both short term and long term incentives) represents a sufficient percentage of “at risk” compensation to motivate executives and other employees of the Company to focus on both short term and long term results and performance criteria.
All elements of compensation, together, ensure a balance in the mix of fixed and variable compensation, short term and long term incentives, cash versus equity, and performance-based versus time-based awards.

Capped Payouts	The maximum amount an executive can receive under the STIP is capped at 200% of target. PSUs are also capped at 200% of target.
Effective Design of Long Term Incentive Mix
Long term incentives (currently PSUs, RSUs and stock options) will vest over a specific vesting period, with both PSUs and RSUs vesting at the end of the period (with a three-year performance term for PSUs), and options vesting ratably over the first three years of the seven-year term.
A combination of time-vesting and performance-vesting long term incentives and varied performance measures provide a balanced approach to driving performance, avoid undue risk-taking and align management with long term shareholder interests.

Clawbacks
Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, the value of options, PSUs, RSUs and other equity-based compensation awards, whether vested or unvested, including those which have been paid or settled.

Share Ownership Requirements (concerning Hydro One Limited)
To better align the interests of the Company’s executives with the interests of Hydro One Limited’s shareholders, Hydro One Limited has put in place share ownership guidelines based on the level of the position. Under these guidelines, the Company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of Hydro One Limited’s common shares, management DSUs (“management DSUs”) and/or time-vested RSUs granted under the long term incentive plan. Individuals have until the later of five years from: (a) the closing date of the initial public offering of Hydro One Limited’s common shares in November 2015; and (b) the date they first became subject to the share ownership requirements. Employees who were subject to these requirements and are promoted or appointed into a position that is subject to a higher share ownership requirement have three years from the date of their promotion or appointment to meet the higher minimum requirement. The executives must maintain such ownership for 24 months (in the case of the President and CEO other than the acting President and CEO) or 12 months (in the case of other executives) following the date of retirement. This requirement was waived for Mayo Schmidt, the former President and CEO, upon his retirement from the Company on July 11, 2018 and was waived in advance for those executives party to the Retention Agreements.
Executives in acting positions have share ownership requirements consistent with their home base positions rather than their acting roles.
The share ownership requirements as a multiple of annual base salary are set forth below:

Position
President and CEO............................................................................................................... 5x
Direct Reports to the President and CEO - Executive Vice Presidents or equivalent........... 3x
Direct Reports to the President and CEO - Senior Vice President Level or equivalent........ 2x
Other Executives - Senior Vice President Level or equivalent, and Vice President Level or equivalent............................................................................................................................ 1x

Anti-hedging
Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.

Trading Restrictions	Executives are prohibited from trading Hydro One Limited and Hydro One Inc. securities during our trading blackout period and at any other time when they possess undisclosed material information.
Use of Discretion	The HRC and/or the Board can exercise discretion when making compensation decisions to address exceptional circumstances not contemplated within the compensation plan design or performance measures.

(c)	Compensation Governance
Governance Framework
Hydro One’s management team, the HRC and our compensation advisors all play a key role in determining compensation for the Company’s Board and executives and in managing compensation risk on behalf of the Board.
Human Resources Committee
The HRC is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management. The former directors who comprised the HRC were responsible for reviewing and recommending the 2018 executive compensation program. Details concerning the HRC, its mandate and its members, are as follows:

Members: Ms. Melissa Sonberg (Chair) Mr. Blair Cowper-Smith Mr. Timothy E. Hodgson Ms. Jessica McDonald Mr. Russel Robertson
The HRC must consist of at least three directors, all of whom are independent within the meaning of applicable Canadian securities laws.
Under its mandate, the HRC’s responsibilities include:
•    reviewing the compensation, attraction and retention of key senior management;
•    reviewing and recommending to the Board compensation payable, including appropriate performance incentives, to the President and CEO;
•    reviewing the administration of employee compensation and incentive plans and programs and the Company’s pension plans;
•    implementing executive share ownership guidelines, the hedging prohibitions and the compensation recoupment policy;
•    annually reviewing and recommending succession plans for the President and CEO and certain designated employees, and contingency preparedness plans;
•    monitoring, reviewing and recommending the Company’s labour relations strategy and collective bargaining mandates and agreements.
The HRC’s responsibilities also include ensuring that the Company’s compensation programs are aligned with the Company’s strategic plans and risk profile, retaining appropriate compensation consultants and reviewing the Company’s succession planning and talent management processes for all non-union employees, assessing the integrity of the President and CEO and designated employees, and reviewing the Company’s workplace diversity and inclusion plans and the results of employees’ engagement evaluations.

All of the HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise:

•	human resources experience (experience with benefit, pension and compensation programs (in particular, executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).
Please refer to the AIF for biographical information concerning each member of the HRC.

(d)	Compensation Advisors
At the annual general meeting of Hydro One Limited held on May 15, 2018, the former chair of the Board informed the shareholders of Hydro One Limited of its decision to conduct supplementary shareholder engagement and obtain additional independent advice on its executive compensation practices including change in control and severance provisions. The former Board reviewed Hydro One Limited and its then compensation practices in light of the feedback it received with the interests of the shareholders of Hydro One Limited as their primary goal. In May 2018, Hexarem Inc. (“Hexarem”) was retained to conduct a review of Hydro One Limited and the Company’s compensation processes and programs and comment on potential refinements. The results of this review were provided to both the former Board and current HRC and were considered in the development of the New Compensation Framework that was to be utilized to determine executive compensation going forward.
Prior to the appointment of the current Board, Hugessen Consulting Inc. (“Hugessen”) served as the independent compensation consultant to the HRC.

In October 2018, Mercer (Canada) Limited (“Mercer”) was selected by the current HRC as its independent consultant to assist with the development of the new executive compensation framework and provide data and advice to assist the HRC in carrying out its mandate. All decisions and actions taken by the HRC and the Board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information or advice provided by the advisor.
Aggregate compensation advisor fees (rounded and including taxes) incurred during 2018 and 2017 regarding executive compensation-related services provided to the HRC are as follows:

Compensation Advisor	Year	Executive Compensation Related Fees(3)
Mercer (Canada) Limited(1)	2018	$376,050
	2017	$0
Hugessen Consulting Inc.(2)	2018	$122,842
	2017	$188,174
Hexarem Inc.	2018	$95,617
	2017	$0
Aggregate Fees	2018	$594,509
	2017	$188,174
Notes:

(1)
Mercer was also retained by the chair of the Governance Committee to conduct a compensation benchmarking review for non-executive directors of Hydro One. Fees related to this work are included in this figure.

(2)
Hugessen was also retained by the former chair of the Governance Committee to conduct a compensation benchmarking review for non-executive directors of Hydro One. Fees related to this work are included in this figure.

(3)
Neither Hugessen nor Hexarem were retained by management to provide any service to the Company. In 2017 and in early 2018 and consistent with prior years, Mercer provided specific market compensation benchmarking analysis for purposes of the Company’s OEB distribution rate filing. The total fees for this work were $353,754 ($220,676 in 2017 and $133,078 in 2018). No fees other than for executive compensation related matters were charged by the various advisors in either 2017 or 2018 for work requested by the HRC or Board.

Additional details regarding the work conducted by each compensation advisor are outlined below.
Mercer (Canada) Limited
Beginning in 2018, the HRC retained Mercer as compensation advisors independent of management. Mercer is an independent consulting firm that provides advice to boards and compensation committees on executive compensation. In 2018, Mercer was retained to provide advice on the development of a new executive compensation framework, including a review of the overall compensation philosophy, development of a new executive benchmarking peer group, and a review of the compensation programs and related practices.
Hugessen Consulting Inc.
From 2015 to August 2018, the former HRC retained Hugessen as compensation advisors independent of management. In 2017 and 2018, Hugessen was retained to provide advice on the competitiveness and effectiveness of Hydro One’s compensation programs, including a review of the overall LTIP structure, and to provide updates to the HRC on executive compensation best practices and evolving governance trends in both Canada and the United States. Hugessen resigned as independent advisors on August 13, 2018.
Hexarem Inc.
In 2018, Hexarem was retained by the former Board to conduct an independent review and commentary regarding the appropriateness of Hydro One’s executive compensation design process and practices. This report was reviewed by the former Board and provided to the HRC of the new Board.
The information set forth under paragraph (b) above and that follows, details the compensation program that was in place during 2018 as approved by the former Board.

(e)	Decision-Making Process to Determine Compensation
Hydro One’s compensation decision-making process involves management, the HRC, advice from third party advisors, and the Board for final approval. Joint meetings of the HRC and the Board are held with the board of directors of Hydro One Limited, as applicable, to ensure compensation is arrived at on a corporate-wide basis.
Outlined below is a general overview of the process that the Company (together with Hydro One Limited) has historically followed in determining compensation:

•	Management recommends program design.

•	The HRC reviews and recommends the program and performance measures to the Board for approval to ensure compensation is arrived at on a corporate-wide basis.

•	The HRC approves the compensation payable to the President and CEO’s direct reports who hold an executive vice president level position (including the NEOs).

•	The Board approves the compensation payable to the President and CEO after receiving the HRC’s recommendation.
To promote robust analysis and debate of recommendations and to ensure the implications on diverse stakeholders are understood, management recommendations are debated at an initial Board meeting and then put forward for approval at a subsequent Board meeting. By having discussions and approvals conducted at distinct meetings, the Company is able to have more thoughtful solutions that consider the impacts on its diverse stakeholders. If appropriate, additional analysis or alternatives may be requested by the Board.
Notwithstanding the foregoing, after the enactment of the Hydro One Accountability Act, 2018 in August 2018, the HRC on behalf of the new Board worked directly with its independent compensation advisor, Mercer, towards the development of a new executive compensation framework. While management supported the HRC and Board with respect to this work, management did not make recommendations regarding the new compensation program design. In addition, the Board has proactively engaged with the Province and other stakeholders in order to ensure the Company’s compensation programs and processes are aligned with stakeholder priorities. The Board developed the New Compensation Framework in compliance with the requirements outlined in the February 21, 2019 directive issued by the Ontario Management Board of Cabinet and it was approved by the Management Board of Cabinet on March 7, 2019.
In 2019, the HRC will oversee the implementation of the New Compensation Framework and will monitor the compensation program to ensure it is achieving its intended results and may refine the program over time to ensure it continues to be aligned with the Company’s strategy and long term objectives, subject to the requirements of the Hydro One Accountability Act, 2018 and the Directive issued thereunder.
1. Design of the compensation program
Historically, management has designed the Hydro One compensation program. Management presents its recommended compensation program design to the HRC, which reviews and, where appropriate, revises the recommendations (with its independent advisor), and then the HRC provides its recommendations to the Board for approval.
In 2018, Hydro One had a compensation program with significant variable “at risk” compensation including a performance-based STIP component and a LTIP component consistent with being part of a publicly traded organization. In 2017, the former HRC undertook a detailed review of the LTIP having regard to the Company’s long term strategy and it approved the inclusion of stock options of Hydro One Limited for certain executives for the grants to be made under the LTIP in 2018.
2. Choice of performance measures and annual targets
Management suggests objectives for the Company (together with Hydro One Limited) and prepares corporate performance measures with their respective weightings for the incentive plans.

The HRC reviews the corporate performance measures and related weightings proposed by management for the STIP and the LTIP and may accept them or suggest modifications. Once the HRC has completed its review, it recommends the corporate performance measures and related weightings to the Board for its approval.
At the beginning of each year, the President and CEO reviews and sets the annual individual objectives and performance measures designed to support the Company’s strategy that will be used to assess the individual performance of each of the President and CEO’s direct reports who hold an executive vice-president level position (including the NEOs) for purposes of the STIP.
The HRC then reviews and approves their individual annual objectives and performance measures, with adjustments as appropriate.
Similarly, at the beginning of the year, the HRC reviews and considers the President and CEO’s annual individual objectives and performance measures, may amend them, and then recommends them to the Board for approval.
3. Set targets for executive compensation
With assistance from its independent advisor, the HRC develops and recommends target compensation and variable pay for the President and CEO, as well as the direct reports of the President and CEO who hold executive vice president level positions, including the NEOs identified on page S-2, after reviewing the results of its benchmarking analysis (see pages S-10 and S-11 for information about our benchmarking analysis and compensation peer groups). The HRC recommends to the Board for approval the target compensation for the President and CEO.
For other executives, management develops and recommends target compensation and variable pay after reviewing compensation for similar roles and responsibilities within the comparator peer group. The peer group used for benchmarking compensation is reviewed annually by the HRC.
4. Assess Company performance
Early in the first quarter of every year, management assesses the Company’s performance against the corporate performance measures approved by the Board and presents its findings to the HRC. Management then makes recommendations on the results to the HRC.
The HRC reviews management’s recommendations, together with input from its independent advisor, considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period that affect the applicable performance objective and recommends to the Board for approval the degree to which corporate performance measures for the incentive plans were met.
The Board reviews the recommendations of the HRC and approves the Company performance results for compensation purposes.
5. Assess individual performance
In reviewing the performance and compensation of his direct reports who hold an executive vice-president level position (including the NEOs), the President and CEO:

•	assesses their performance against their annual objectives; and

•
recommends to the HRC their salary, short term incentive awards and long term incentive awards of Hydro One Limited, taking into account past performance, previous awards, future potential and market position.

The HRC completes an in-depth assessment of the President and CEO’s individual performance in leading the Company towards its corporate goals and executing against Hydro One’s long term strategy, including:

•	overall company performance;

•	implementation of the President and CEO’s strategies to increase shareholder value; and

•	achievement of the President and CEO’s annual objectives.

6. Award compensation
The HRC reviews, finalizes and approves the compensation, including base salary and incentive awards of the President and CEO’s direct reports who hold an executive vice-president level position (including NEOs).
The President and CEO is not involved in determining his own compensation. The HRC reviews the President and CEO’s self-assessment (and consults with its independent advisor) before considering his compensation.
The HRC’s independent advisor, if required, may provide an analysis for the HRC to review when making its decisions about President and CEO compensation.
Following such review, the HRC recommends the compensation of the President and CEO to the Board for approval.

(f)	Approach to Compensation for 2018
The following section discusses the compensation structure, programs and significant elements of compensation for the Company’s NEOs during 2018.
Benchmarking and Pay Positioning for the NEOs
2018 NEO Compensation
The target total direct compensation for 2018 for all executives, including the NEOs, was set by the former Board, taking a range of factors into account, including its stated compensation philosophy to be at or around the median of the relevant peer groups as well as comparing executives’ compensation relative to each other. Actual compensation takes into consideration each individual’s performance as well as skills and experience as benchmarked through an extensive executive search process. Each role requires a high level of skill and proven experience with large, complex publicly traded enterprises, either as an executive with, or an advisor to, such enterprises. For details on the NEOs’ 2018 target total direct compensation and actual compensation, see their individual compensation profiles starting on page S-16.
For purposes of determining the 2018 compensation for Hydro One’s NEOs, the Company used a primary reference group consisting of the following 19 Canadian-based entities, reporting in the heavy industrial sector, with a large unionized workforce, a pay-for-performance culture, and many engineering/technologist job positions. This executive compensation peer group reflects the broader range of companies with which Hydro One competes for talent and was originally adopted in 2016.
Primary Compensation Reference Peer Group

Core Utility Peers	Other - Asset Intensive Companies
AltaGas Ltd.	Agrium Inc. (now known as Nutrien Ltd.)
ATCO Ltd.	Air Canada
Emera Inc.	Canadian National Railway Company
Fortis Inc.	Canadian Pacific Railway Ltd.
Inter Pipeline Ltd.	Canadian Tire Corporation, Limited
Keyera Corp.	CGI Group Inc.
Pembina Pipeline Corporation	National Bank of Canada
TransAlta Corporation	Rogers Communications Inc.
TransCanada Corporation	SNC Lavalin Group Inc.
Telus Corporation
The peer group detailed above was selected based on a range of scoping criteria that are reflective of the size, scale and complexity of Hydro One’s businesses, including revenues, assets, market capitalization and enterprise value. Companies were selected generally based on a range of approximately 1/3 to 3.0x Hydro One’s positioning on these criteria. Hydro One is well positioned relative to these peer groups in terms of size across the range of scoping criteria.
Components of 2018 Compensation
Hydro One’s compensation structure includes base salary, an annual short term incentive, a long term incentive, a pension and benefits.
The table below describes the components of compensation for the Company’s NEOs.

	Component	Form	Objectives
Fixed	Base Salary	Cash. Annual base salaries are based on job function, individual performance and experience and market competitiveness.	• Attract and retain highly qualified and experienced executives. • Provide a predictable and steady income.
	Pension	Defined contribution pension plan (“DCPP”) for NEOs and new hires(1).	• Provide market-competitive sustainable retirement arrangements to attract and retain talent.
	Benefits	Group health, life and disability benefits.	• The NEOs participate in benefit programs and flexible benefits plans available to all employees.
Variable	Short Term Incentive	Cash - executives can choose to receive some or all in the form of management DSU available under the management deferred share unit plan that has been adopted by Hydro One Limited.	• Motivate and reward achievement of annual business and financial performance objectives. • Align individual performance measures with annual objectives.
	Long Term Incentive	PSUs, RSUs and Stock Options. Award is made as a percentage of base salary.	• Motivate and align executives with long term strategy and shareholders’ interests. • Encourage sustained long term performance. • Balance short- and long term results focus.
	Non-union employee share ownership plan (ESOP)	Market-purchased shares of Hydro One Limited acquired by payroll deduction up to a maximum 6% of base salary with a 50% match(2).	• Encourage share ownership of Hydro One Limited and increase alignment with shareholders’ interests of Hydro One Limited (and indirectly, Hydro One).
Notes:

(1)
The existing Hydro One defined benefit pension plan (“DBPP”) which was originally established on December 31, 1999 by Hydro One Inc. was closed to new non-union employees effective September 30, 2015. The NEOs and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the Hydro One DBPP as of September 30, 2015 participate in the Hydro One DCPP effective January 1, 2016. Existing non-union employees who were eligible members of the Hydro One DBPP as of September 30, 2015 continue to participate in the Hydro One DBPP. For further details on the existing defined benefit registered pension plan, see “Defined Benefit Pension Plan” starting on page S-29.

(2)
In 2015, Hydro One Limited also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One’s executives (including the NEOs), they increase the alignment of eligible unionized employees in the success of Hydro One. In addition, Hydro One Limited also introduced a Society Represented Employee Share Ownership Plan (“Society ESOP Plan”) to enable certain eligible employees that are represented by the Society of United Professionals (“Society-represented employees”) to acquire common shares of Hydro One Limited in a convenient and regular method through payroll deduction. The eligible Society-represented employees are permitted to contribute a maximum of 4% of their base salary with a company match of 25%. The vesting period for the Society ESOP Plan is two years. In addition, the eligible Society-represented employees can only participate in either the share grant plan or the Society ESOP Plan, but not both.

2018 Short Term Incentive Plan
Hydro One’s STIP was designed to, among other things:

•	reward participants for achievement of annual Company and individual performance goals; and

•	focus participants on the drivers of value creation.

The Company’s STIP is available to all full time non-union employees, including executives. Company goals and performance may include goals and performance of Hydro One Limited. Provided below is a summary of the components of the short term incentive plan.

Component of the Short Term Incentive Plan	Impact on Award
How the award is determined
The amount of the award is a function of the executive’s incentive target, company performance and his or her individual performance.
For NEOs, awards are weighted 80% on the achievement of corporate goals and 20% on achievement of individual goals.

Corporate performance
Corporate performance is based on financial and non-financial measures to drive Company performance as detailed in the corporate scorecard.
Financial Measures
•    Net Income of Hydro One Limited - to increase shareholder value by increasing earnings
•    Productivity Savings - to increase shareholder value by decreasing operating, maintenance and administration (“OM&A”) and capital related costs
Non-Financial Measures
•    Health and Safety - to reinforce the importance of keeping our employees and customers safe
•    Customer-related Measures - to align employees with customer interests
•    Work Program Accomplishments - to align employees with regulatory and customer goals
See page S-14 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual performance
Individual performance is assessed based on the achievement of corporate aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO’s compensation profile starting on page S-16.

Range of awards	Awards may range from 0 to 200% of target short term incentives based on the corporate and individual performance.
HRC/Board
The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.
Cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.
2018 Long Term Incentive Plan
Hydro One Limited’s LTIP (in which employees of Hydro One are allowed to participate) was designed to, among other things:

•	reward executives for longer-term value creation;

•	attract and retain highly qualified and experienced talent; and

•	foster alignment with shareholder interests.
The LTIP was introduced in 2015, with first grants made in early 2016 and is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the human resources committee of Hydro One Limited. Non-employee Board members are not eligible to participate. Provided below is a summary of the components of the LTIP as implemented by the former human resources committee of Hydro One Limited in respect of specific grants under the LTIP in 2018.

Types of Awards
PSUs: An award that entitles the participant to receive common share(s) of Hydro One Limited in the future subject to the achievement of specified performance criteria.
RSUs: An award that entitles the participant to receive one common share of Hydro One Limited in the future, subject to continued employment during the vesting period.
Options: An award that entitles the participant to purchase one common share of Hydro One Limited in the future at a set price, subject to continued employment during the vesting period. As a result, the underlying value of an option award is tied to the share price appreciation on Hydro One Limited’s common shares from the time of grant. Option awards are subject to a minimum valuation ratio of 10% (of the grant price) which is higher than the accounting valuation ratio of approximately 8.0% and reduces the number of options granted. A minimum was used as it is more reflective of the estimated value of the awards and is consistent with market practice for the valuation of stock options.
In 2017, the former Board approved the awarding of stock options of Hydro One Limited to certain eligible employees commencing in 2018. The 2018 LTIP grant for these eligible employees (including NEOs) was comprised of 50% PSUs, 25% RSUs and 25% stock options. In 2017, NEOs received grants comprised of 60% PSUs and 40% RSUs.

Vesting
Unless otherwise determined by the HRC:
PSUs: Awards granted in 2018 vest after the end of the three-year performance period (on February 28, 2021), subject to a performance multiplier of 0 to 200% based on achievement of specific performance measures.
RSUs: Awards granted in 2018 vest on February 28, 2021 assuming the individual has remained employed by the Company through such date, with the exception of special grants for new hires.
Options: Awards granted in 2018 vest 1/3 on each of the first three anniversary dates (March 1st) of the seven-year term ending on February 28, 2025 assuming the individual has remained employed by Hydro One through such date.

Dividend Equivalents
Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. Stock options do not accumulate dividend equivalents.

Performance Multiplier
Three-year average earnings per share of Hydro One Limited (“EPS”): Each PSU granted in 2018 is subject to achieving certain performance levels for the three-year average EPS for the period from January 1, 2018 to December 31, 2020 (the “performance period”). In respect of the performance levels, below a certain minimum performance level, no PSUs will vest. At the target performance level, the PSUs vest at the target level of 100% and will entitle the holder to one common share of Hydro One Limited for each PSU granted. At or above the maximum performance level, the PSUs vest at 200% and will entitle the holder to two common shares of Hydro One Limited for each PSU granted. Between performance level, PSUs are earned on an interpolated basis.
Dividend rate: If the average dividend rate for any rolling 12 months during the performance period falls below the annualized quarterly dividend rate at the time of grant, no PSUs will vest regardless of whether the EPS performance thresholds are met.

Range of Awards	Awards may range from 0 to 200% of target based on relative three-year average earnings per share and dividend rate performance.
HRC and Board Judgment	For PSUs, the HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.
Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

(g)	2018 Performance Based Compensation Determination
2018 Corporate Performance
Payouts under the STIP for 2018 were based on Hydro One Limited’s (and indirectly Hydro One’s) performance against a balanced corporate scorecard. Hydro One Limited’s balanced corporate scorecard, established at the beginning of 2018, consisted of five corporate goals with nine underlying performance measures and targets. In measuring the Company’s performance against the targets, the HRC reviewed management’s assessment of Hydro One Limited’s (and indirectly Hydro One’s) performance against each pre-established measure, and based on this and, using its informed judgement, approved or modified (as appropriate) the performance measure. Specifically with respect to 2018, the new HRC recommended, and the Board approved, an increase in the targets for distribution “in service” capital and net income, making achievement more challenging.
The following table sets out Hydro One Limited’s (and indirectly Hydro One’s) corporate performance measures and results for 2018. Based on the Company’s results, the HRC recommended, and the Board approved, an overall corporate performance multiplier equal to 166.91% of the target for 2018. Key accomplishments behind these results included:

•
Health & Safety: continued improvement in Hydro One Limited’s health and safety measures with 1.11 incidents per 200,000 hours (down from 1.17 incidents per 200,000 hours in 2017) representing a 35% improvement since 2015;

•	Net Income: 2018 adjusted net income of Hydro One Limited was approximately 14% better than budget primarily as a result of lower overall costs and higher net revenues;

•	Productivity Savings: significant operational efficiencies and reduction of corporate overheads including approximately $135.5 million of productivity savings;

•
Customer Satisfaction: residential and small business customer satisfaction increased to 76% which is the highest result in five years and transmission customer satisfaction increased to approximately 90% which is the highest in the Company’s history;

•
Distribution Reliability: compared to 2017, Hydro One Limited improved the overall distribution network System Average Interruption Duration Index (SAIDI) reliability by approximately 14.2%; this improvement was the result of the new vegetation management program discussed above, strategically applied upgrades to circuits, modernizing equipment in the grid and a more proactive approach to storm preparation;

•	Cutting costs from the business has yielded approximately 4% or $41 million savings in operating costs since 2015(1); and

•	Billing accuracy reached an all-time high of 99.4%, while overdue accounts receivable for Hydro One Limited fell to $73 million – less than half of 2015 ($148 million).
Notes:

(1)
Based on Hydro One Limited’s total OM&A excluding $31 million in OM&A costs for Avista in 2017 and 2018. See section “Non-GAAP Measures” in the Management’s Discussion and Analysis of Hydro One Limited which can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com for more information.

Component	Measure	Performance Levels and Actual Achievement (◆ represents Hydro One 2018 Achievement)	Weighting	Percentage Achievement	Contribution to Team Scorecard
Health & Safety					
Recordable Incidents	Recordable Incidents per 200,000 hours	Threshold: 1.30 Target: 1.10 Max: 1.00 ◆ 1.11	10.00%	93.85%	9.39%
Work Program					
Transmission Reliability	Service Interruption: Minutes per customer per year	Thresh.: 9.20 Target: 7.60 Max: 5.40 ◆ 15.37	6.25%	0.00%	0.00%
Distribution Reliability	Service Interruption: Hours per customer per year	Threshold: 7.50 Target: 7.00 Max: 6.80 ◆ 6.82	6.25%	190.00%	11.88%
Transmission In Service Capital	Variance (%) to approved budget of $1,174M	Thresh.: +/-6.00% Target: +/-4.00% Max: +/-1.00% ◆ -1.16%	6.25%	194.65%	12.17%
Distribution In Service Capital	Variance (%) to approved budget of $651M	Thresh.: +/-5.00% Target: +/-3.00% Max: +/-1.00% ◆ -4.23%	6.25%	83.99%	5.25%
Financials					
Net Income	Net Income to Common Shareholders - $M	Threshold: 660.71 Target: 705.79 Max: 756.71 ◆ 806.67	30.00%	200.00%	60.00%
Productivity					
Productivity Savings	Productivity Savings - $M	Threshold: 103.10 Target: 114.50 Max: 140.00 ◆ 135.51	10.00%	182.40%	18.24%
Customer Service					
Distribution Satisfaction: Small & Residential Customers	Customer Satisfaction (Small Business & Residential)	Thresh.: 71.00% Target: 73.00% Max: 76.00% ◆ 76.00%	12.50%	200.00%	25.00%
Transmission Satisfaction: Large Customers	Customer Satisfaction (Large Customer)	Thresh.: 84.00% Target: 86.00% Max: 90.00% ◆ 90.00%	12.50%	200.00%	25.00%
Total					166.91%

Individual performance was considered in determining a portion of STIP payments to each NEO as described in each of the NEO’s compensation profiles starting on page S-16.
As described in “2018 Long Term Incentive Plan” starting on page S-12, in 2015, the former Board set three-year average earnings per share performance measures corresponding to the performance multipliers for the 2016 PSU grants as outlined below. These targets were based on the adjusted net income targets of the 2016 to 2018 business plan.

2016 PSU Performance Measures	Threshold	Target	Maximum
Performance Multiplier	50%	100%	200%
Three-year Average Earnings per common share of Hydro One Limited	1.14	1.21	1.28
Over the 2016 to 2018 performance period, Hydro One Limited’s three-year average earnings per share was 1.24, resulting in a performance multiplier of 142.86% for the 2016 PSU grants. Since the average dividend rate did not decrease during any rolling 12 months during the three-year performance period but rather it increased, the dividend multiplier for the 2018 PSUs was 100%. These results reflect Hydro One Limited and the Company’s strong financial performance, particularly in 2018. In determining the final performance multiplier, the Board considered and approved an increase (i.e. making achievement more challenging) to the 2018 net income target underlying this three-year average earnings per share measure. This adjustment was consistent with the adjustment made for the STIP.

(h)	2018 Compensation Profiles
The 2018 compensation profiles for the NEOs are presented below.

Acting President and Chief Executive Officer
Effective July 11, 2018, Paul Dobson was appointed as Acting President and CEO of Hydro One. He is responsible for providing the Company with overall strategic oversight and executive leadership. As CEO, Mr. Dobson is charged with executing the Company’s business strategy, managing risk, monitoring financial and operational performance and creating value for our shareholders.
Mr. Dobson joined the Company as CFO on March 1, 2018 responsible for finance, treasury, controller, internal audit, technology and regulatory affairs. He continued in this role until September 6, 2018. Prior to joining Hydro One in 2018, Mr. Dobson served as Chief Financial Officer for Direct Energy Ltd. (“Direct Energy”), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the United States. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the United States. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom.
Mr. Dobson is a dual Canadian-U.S. citizen who holds an honours bachelor’s degree from the University of Waterloo as well as an MBA from the University of Western Ontario and is a CPA, CMA.

* Excluding the make-whole awards received at the time of hire
2018 Target Total Direct Compensation

2018 Target Total Direct Compensation
Base Salary	$600,000
Short Term Incentive (100% of base salary)	$600,000
Long Term Incentive (300% of base salary)	$1,800,000
Target Total Direct Compensation	$3,000,000
2018 Performance
Mr. Dobson accepted the role of Acting President and CEO with no increase to his base salary or his short term and long term incentive opportunities during a transitional period requiring an organizational strategy to retain key leaders, continue succession planning, onboard a new Board, stabilize the organization amidst leadership change and maintain focus on 2018 performance and productivity. He built and maintained connections with key stakeholders, engaged union leadership, other utilities, industry partners, customers, First Nations and Metis groups to develop strong, productive working relationships. Mr. Dobson was also the trusted voice of the Company in his interactions with credit rating agencies, investors and analysts.
As Acting President and CEO, Mr. Dobson worked with the new Board and assumed leadership responsibility for strategic priorities (health and safety, customer, reliability, productivity, innovation and people), thereby ensuring these priorities would receive the focus and support of Hydro One leaders and their teams.
Mr. Dobson’s employee communications plan, paired with his calm and measured approach, inspired confidence in leadership and helped motivate employees to maintain focus through the transition. Under Mr. Dobson’s stewardship, Hydro One delivered on all key operational performance indicators, representing in most cases a material improvement over the prior year, including improved reliability outcomes.
Safety will always be Hydro One’s most important value. Mr. Dobson demonstrated strong commitment to safety as the Company’s top priority, continuing the focus on health, safety and environment initiatives.

Mr. Dobson also assumed leadership over all aspects of Hydro One Limited’s proposed merger with Avista Corporation (“Avista”), including the mutual decision made by both companies to terminate the merger agreement.
By always referring to the core values of Hydro One, Mr. Dobson maintained team morale and focus on key priorities during the Board and leadership transition. His extensive experience in strategy, corporate finance and operations helped lead the Company to a number of accomplishments in 2018, including a revised strategy to support Hydro One’s 2019 inflationary and planned 2020-2022 custom transmission rate application, significant operational efficiencies and reduction of corporate overheads including approximately $135.5 million of productivity savings, and Hydro One’s submission to the Dicerni Panel, a catalyst for regulatory evolution.
Under Mr. Dobson’s leadership, the Company also achieved increased residential and small business customer satisfaction to approximately 76%, the highest result in five years, increased transmission customer satisfaction to approximately 90%, the highest in the Company’s history, decreased overdue accounts receivable of the Company and Hydro One Limited by approximately $4 million from 2017, decreased customer disconnections due to non-payment by approximately 80%, strong reliability outcomes, particularly in distribution with reduced System Average Interruption Duration Index (SAIDI) year-over-year by approximately 14.2%, a two-year collective agreement with the Power Workers’ Union, within an approved mandate, and the successful integration of operations and employees of Hydro One Sault Ste. Marie LLP into the business of Hydro One Networks Inc.
In 2018, Hydro One was also recognized by the Edison Electric Institute (“EEI”) for outstanding efforts to restore service promptly to customers following several major storm events in Ontario and providing mutual assistance in the U.S. Northeast.
Mr. Dobson’s short term incentive award was 159.53% of his target opportunity, which reflects corporate performance and the Board’s assessment of Mr. Dobson’s performance against his individual predefined scorecard.
2018 Actual Compensation

2018 Actual Compensation
Base Salary		$503,013
Short Term Incentive		$957,168	(1)
Long Term Incentive – Performance Share Units	$899,949
– Restricted Share Units	$449,974
– Stock Options	$449,995
		$1,799,918	(2)
Regular Total Direct Compensation		$3,260,099

Make-Whole Awards – Short Term		$550,000	(3)
– Long Term		$1,199,933	(3)
Total Direct Compensation (with additional Make-Whole Awards)		$5,010,032
Notes:

(1)	For 2018, Mr. Dobson was granted a short term incentive award of $957,168 representing a payout of 159.53% of his target opportunity.

(2)	The total value of the award of $1,799,918 differs from the $1,800,000 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

(3)
Mr. Dobson also received short term and long term make-whole awards of $550,000 in cash and $1,199,933 in the form of RSUs (with 33% vesting on February 28, 2019 and 67% vesting on February 28, 2020), respectively, to replace a short term bonus and equity forfeited from his previous employer. These were awarded in conjunction with the commencement of his employment on March 1, 2018. The long-term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs.

Acting Chief Financial Officer
Effective September 6, 2018, Chris Lopez was appointed as Acting CFO for Hydro One. As Acting CFO, Mr. Lopez is responsible for corporate finance (including treasury and tax), internal audit, investor relations, risk and pensions.

Mr. Lopez joined Hydro One on November 14, 2016 when he was appointed as Senior Vice President of Finance of Hydro One Networks Inc., bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation (“TransAlta”) from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999.
Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

* Excluding the make-whole awards
2018 Target Total Direct Compensation

2018 Target Total Direct Compensation
Base Salary(1)	$320,585
Short Term Incentive (40% of base salary)	$128,234
Long Term Incentive (85% of base salary)(2)	$266,475
Target Total Direct Compensation	$715,294
Notes:

(1)	Mr. Lopez’s base salary increased from $313,500 to $322,905 on April 1, 2018.

(2)	The long-term incentive target is based on Mr. Lopez’s base salary as of the grant date of March 1, 2018.
2018 Performance
In 2018, Mr. Lopez successfully delivered against his individual objectives to build and strengthen the finance leadership team, lead the financial support for the regulatory agenda and strategic investments as well as develop and execute the financial strategy.
Mr. Lopez continued to strengthen the finance team through key placements, advancement of high potential staff and implementation of development plans. These personnel modifications have enabled the team to support Hydro One in achieving its objectives through improved operational reporting and strategic financial processes that enabled timely and effective business decisions.
Mr. Lopez’s team played a key role in the regulatory and strategic investments initiatives. The team was critical in the development and submission of several regulatory submissions such as distribution and transmission rate applications, evidence and testimony for the appeal of the treatment of Hydro One’s deferred tax asset with the OEB Review Panel, and representation at the regulatory proceedings in the proposed merger with Avista. In 2018, Mr. Lopez commenced the financial strategy and roadmap designed to modernize reporting systems and processes. Strategic enhancements to the enterprise reporting platform were implemented, which have improved system processing times. Process improvements were put in place to assist with cost reductions and management of advisory and staff augmentation costs.
Mr. Lopez demonstrated strong leadership in guiding the key stakeholders and the investing community with transparency throughout 2018. In addition to quarterly reporting, the Investor Relations team navigated market inquiries related to unprecedented events such as the CEO’s retirement and the renewal of the Board, the Hydro One Accountability Act, 2018 passed by the Ontario government, and developments in the Avista transaction. The

Treasury team successfully secured the US$2.6 billion bond bridge and the $1.0 billion equity bridge credit facilities for the Avista transaction on very favourable terms and at costs lower than budget.
Mr. Lopez’s short-term incentive was 160.53% of his target opportunity, which reflects corporate performance and the Board’s assessment of Mr. Lopez’s performance against his individual predefined scorecard.
2018 Actual Compensation

2018 Actual Compensation
	2016 (pro-rated)	2017	2018
Base Salary	$39,344	$310,170	$320,585
Short Term Incentive	$22,227	$162,678	$205,852	(1)
Long Term Incentive – Performance Share Units	N/A	$153,017	$159,908	(2)
– Restricted Share Units	N/A	$102,093	$106,605
	N/A	$255,110	$266,513	(2)
Regular Total Direct Compensation	$61,571	$727,958	$792,950

Compensatory Award – Short Term	N/A	N/A	$450,000	(3)
Total Direct Compensation (with additional Compensatory Award)	$61,571	$727,958	$1,242,950
Notes:

(1)
For 2018, Mr. Lopez was granted a short term incentive award of $205,852 representing a payout of 160.53% of his target opportunity. Mr. Lopez elected to take 100% of his 2018 short term incentive award in management DSUs.

(2)
Mr. Lopez’s 2018 annual long term incentive. The long term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $266,513 differs from the $266,475 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

(3)	Mr. Lopez also received two additional payments in 2018 totaling $450,000; these payments were designed to retain Mr. Lopez and recognize his Acting CFO role.
Chief Operating Officer
Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer of Hydro One. Mr. Kiraly oversees the complete transmission and distribution value chain at Hydro One including Planning, Engineering, Construction, Operations, Maintenance, and Vegetation Management/Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Sourcing/Procurement; Health, Safety and Environment, Information Solutions, and the Remote Communities subsidiary.
Prior to joining Hydro One in 2016, Mr. Kiraly served as senior vice president of Electric Transmission and Distribution at Pacific Gas and Electric Company (“PG&E”) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey.
Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and a master’s of business administration in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.

2018 Target Total Direct Compensation

2018 Target Total Direct Compensation
Base Salary(1)	$568,835
Short Term Incentive (70% of base salary)	$398,185
Long Term Incentive (195% of base salary)(2)	$1,072,500
Target Total Direct Compensation	$2,039,520
Notes:

(1)	Mr. Kiraly’s base salary increased from $550,000 as of his date of hire to $575,000 on April 1, 2018.

(2)	The long-term incentive target is based on Mr. Kiraly’s base salary as of the grant date of March 1, 2018.
2018 Performance
Under Mr. Kiraly’s leadership, Hydro One achieved a 1.11 recordable injury rate in 2018 per 200,000 hours worked. Enhanced oversight and governance, collaboration between management and union leadership, as well as a strengthened focus on core safety elements contributed to an approximately 8.3% improvement over 2017 and an approximately 35% improvement since 2015. Mr. Kiraly executed on a comprehensive employee engagement plan in 2018 that included face-to-face conversations with more than 1,350 employees at dozens of field locations to talk about progress made and improvements needed in providing safe, reliable and affordable electricity to customers.
In 2018, Hydro One achieved significant progress in distribution reliability with an approximately 14.2% improvement in the average duration of power outages, representing a 1.1 hour reduction from the 2017 metric of 7.9 hours. This performance is attributed to the implementation of a new vegetation management program that greatly accelerates tree trimming and removal, strategically applied upgrades to circuits, equipment modernization in the grid and enhanced management oversight.
Operational productivity improvements and cost savings for Hydro One Limited were achieved in 2018 totaling approximately $127.3 million, significantly contributing to Hydro One Limited’s corporate-wide performance of approximately $135.5 million. Hydro One Limited has produced approximately $249.9 million in productivity improvements and cost savings in the past three years, with the Operations division accounting for approximately 90% of the total. In 2018, Mr. Kiraly provided executive oversight of 36 productivity initiatives to reduce costs, with the most significant contributions attributed to better procurement, fleet vehicles and equipment reduction, information technology and outsourced select functions, such as cable locates.
Mr. Kiraly and his team placed approximately $1.8 billion of transmission and distribution assets in service, consistent with the $1.8 billion of aggregate capital in-servicing plans put forward to the Ontario Energy Board. In particular, 2018 was the third consecutive year where the placing of transmission assets into service was completed on plan.
Mr. Kiraly oversaw two highly successful cross-border mutual aid deployments of people and equipment to Maryland and Massachusetts in March and to California in November. Hydro One was also recognized by the EEI for outstanding efforts to restore service promptly to customers following several major storm events in Ontario and providing mutual assistance in the northeast U.S.
Mr. Kiraly’s short-term incentive award was 158.53% of his target opportunity, which reflects corporate performance and the Board’s assessment of Mr. Kiraly’s performance against his individual predefined scorecard.

2018 Actual Compensation

2018 Actual Compensation
	2016 (pro-rated)	2017	2018
Base Salary	$169,230	$550,000	$568,835
Short Term Incentive	$166,363	$500,000	$631,140	(1)
Long Term Incentive – Performance Share Units	$536,372	$643,595	$536,333
– Restricted Share Units	$536,372	$428,982	$268,166
– Stock Options	N/A	N/A	$268,125
	$1,072,744	$1,072,577	$1,072,624	(2)
Total Direct Compensation	$1,408,337	$2,122,577	$2,272,599
Notes:

(1)	For 2018, Mr. Kiraly was granted a short term incentive award of $631,140 representing a payout of 158.53% of his target opportunity.

(2)
The long-term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $1,072,624 differs from the $1,072,500 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

EVP and Chief Corporate Development Officer
Effective March 1, 2018, Patrick Meneley was appointed to the role of Executive Vice President (“EVP”) and Chief Corporate Development Officer of Hydro One. He was responsible for leading strategy, innovation and mergers and acquisitions.
Prior to joining Hydro One in 2018, Mr. Meneley served as EVP, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years building one of the leading corporate and investment banking businesses in Canada along with a profitable and growing franchise in the United States.
Mr. Meneley holds a Bachelor of Commerce (with honours) from the University of British Columbia and a Masters of Business Administration (with distinction) from Western University.
Mr. Meneley resigned from Hydro One effective March 1, 2019.
2018 Target Total Direct Compensation

2018 Target Total Direct Compensation
Base Salary	$600,000
Short Term Incentive (80% of base salary)	$480,000
Long Term Incentive (240% of base salary)	$1,440,000
Target Total Direct Compensation	$2,520,000
2018 Performance
In 2018, as part of Hydro One’s ongoing focus on efficiency and productivity, Mr. Meneley led a team which reduced actual consulting and staffing costs for the Corporate Development, Strategic and Innovation team in 2018 by approximately $4.9 million relative to 2017.
Mr. Meneley also led the Hydro One team which focused on preparing for the integration of Avista into the Hydro One organization in addition to providing advice with respect to capital structure, rating agency and financing options for the proposed merger. This work discontinued upon mutual agreement by Hydro One Limited and Avista to terminate the merger agreement in January 2019.
In August 2018, Mr. Meneley assumed leadership for Hydro One Telecom Inc. and implemented a comprehensive strategic review process focused on preparing Hydro One Telecom Inc. to implement a communications strategy to meet the future requirements of Hydro One’s business. This work is ongoing and will continue in 2019.
During 2018, the innovation strategy team under Mr. Meneley’s leadership implemented Hydro One’s inaugural Innovation Challenge to further heighten a culture of innovation among its employees and to support customer service and the drive to achieve cost efficiency objectives.
Mr. Meneley’s short-term incentive was 151.93% of his target opportunity, which reflects corporate performance and the Board’s assessment of Mr. Meneley’s performance against his individual predefined scorecard.
2018 Actual Compensation

2018 Actual Compensation
Base Salary		$503,013
Short Term Incentive		$607,712	(1)
Long Term Incentive – Performance Share Units	$720,022
– Restricted Share Units	$359,906
– Stock Options	$359,990
		$1,439,918	(2)
Total Direct Compensation		$2,550,643
Notes:

(1)	For 2018, Mr. Meneley was granted a short term incentive award of $607,712 representing a payout of 151.93% of his target opportunity pro-rated for the length of his service in 2018.

(2)
The long-term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $1,439,918 differs from the $1,440,000 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

EVP and Chief Legal Officer
Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. He has responsibility for the Company’s General Counsel office comprising Corporate Secretariat, Regulatory Affairs and the Law Department. As well, Mr. Scarlett participates and leads a number of strategic initiatives and acts as the executive team’s trusted advisor on a range of issues.
Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm, Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990.
Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from McGill University in 1975. In 2015, Mr. Scarlett earned his ICD.D (Institute of Corporate Directors) designation.

2018 Target Total Direct Compensation

2018 Target Total Direct Compensation
Base Salary(1)	$537,671
Short Term Incentive (70% of base salary)	$376,370
Long Term Incentive (195% of base salary)(2)	$975,000
Target Total Direct Compensation	$1,889,041
Notes:

(1)	Mr. Scarlett’s base salary increased from $500,000 as of his date of hire to $550,000 on April 1, 2018.

(2)	The long-term incentive target is based on Mr. Scarlett’s base salary as of the grant date of March 1, 2018.
2018 Performance
In 2018, Mr. Scarlett participated in and led several key strategic initiatives while managing day to day responsibility over Hydro One’s Law and Regulatory departments and Corporate Secretariat group. In addition to his role as Executive Vice-President and Chief Legal Officer, Mr. Scarlett assumed the role of EVP, Strategy from December 2017 to March 2018 following the departure of the previous EVP, Strategy & Corporate Development.
Mr. Scarlett led the proposed merger transaction between Hydro One Limited and Avista commencing with the negotiation and execution of the relevant merger agreement in July 2017. He led the regulatory process that obtained all party support for required regulatory approvals and acted as a key witness in this process. While Hydro One Limited and Avista mutually agreed to terminate the merger agreement following the orders by the Washington Utilities and Transportation Commission and the Idaho Public Utilities Commission which denied approval of the merger, Mr. Scarlett was instrumental in achieving settlement agreements in all 5 states in which Avista operates.
Mr. Scarlett also provided leadership and direction on a number of other matters, including Code of Conduct inquiries, transition of the former CEO and Board, settling terms of the proposed acquisition of Peterborough Distribution Inc., developing Hydro One Limited and Hydro One’s position in response to the OEB decision on the treatment of the IPO-related deferred tax asset, various OEB filings and chairing the Company’s Reliability Standards and Compliance Committee.
In 2018, Mr. Scarlett also successfully completed the renegotiation of Hydro One’s contract with its major service provider, Inergi LP with respect to Information Technology Operations and Customer Service Operations.
Towards the end of 2018, Mr. Scarlett led the successful development and launch of Hydro One Limited and Hydro One’s Fraud Risk and Management Program, Anti-Bribery and Anti-Corruption Program and Harassment Crisis Communication Plan.
Mr. Scarlett’s short-term incentive award was 159.53% of his target opportunity, which reflects corporate performance and the Board’s assessment of Mr. Scarlett’s performance against his individual predefined scorecard.

2018 Actual Compensation

2018 Actual Compensation
	2016 (pro-rated)	2017	2018
Base Salary	$167,307	$500,000	$537,671
Short Term Incentive	$166,227	$465,220	$600,224	(1)
Long Term Incentive – Performance Share Units	$449,944	$540,047	$487,576
– Restricted Share Units	$449,944	$360,113	$243,788
– Stock Options	N/A	N/A	$243,746
	$1,072,744	$1,072,577	$1,072,624	(2)
Total Direct Compensation	$1,233,422	$1,865,380	$2,113,005
Notes:

(1)	Mr. Scarlett was granted a 2018 short term incentive award of $600,224 representing a payout of 159.53% of his target opportunity.

(2)
The long-term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $975,110 differs from the $975,000 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

III.    Compensation Details
Summary Compensation Table
The following table sets out the compensation earned by the NEOs for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, as applicable. All share based and option based amounts noted below are settled in common shares of Hydro One Limited.

						Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)(6)	Share based awards ($)(7)(8)		Option based awards ($)(7)	Annual incentive Plans ($)(9)	Long- term incentive Plans ($)	Pension Value ($)	All other compensation ($)(10)(11)	Total Compensation ($)
Paul Dobson (1)(2)	2018	503,013	2,549,856		449,995	1,507,168	N/A	28,384	0	5,038,416
Acting Chief Executive Officer	2017	—	—		—	—	—	—	—	—
	2016	—	—		—	—	—	—	—	—

Chris Lopez (1)	2018	320,585	266,513		0	655,852	N/A	28,612	125,808	1,397,370
Acting Chief Financial Officer	2017	310,170	255,110		N/A	162,678	N/A	19,903	5,064	752,925
	2016	39,344	0		N/A	22,227	N/A	1,592	0	63,163

Gregory Kiraly	2018	568,835	804,499		268,125	631,140	N/A	50,555	0	2,323,154
Chief Operating Officer	2017	550,000	1,072,577		N/A	500,000	N/A	42,981	N/A	2,165,558
	2016	169,230	1,072,744		N/A	166,363	N/A	8,630	N/A	1,416,967

Patrick Meneley	2018	503,013	1,079,928		359,990	607,712	N/A	28,384	0	2,579,027
EVP and Chief Corporate Development Officer	2017	—	—		—	—	—	—	—	—
	2016	—	—		—	—	—	—	—	—

James Scarlett	2018	537,671	731,364		243,746	600,224	N/A	47,111	15,998	2,176,114
EVP and Chief Legal Officer	2017	500,000	900,160		N/A	465,220	N/A	39,973	10,961	1,916,314
	2016	167,307	899,888		N/A	166,227	N/A	8,653	N/A	1,242,075

Mayo Schmidt (1)	2018	636,924	3,104,991		0	700,616	N/A	77,538	420,769	4,940,838
Former President & Chief Executive Officer	2017	1,082,054	3,542,265		N/A	1,450,000	N/A	89,423	25,980	6,189,722
	2016	850,000	2,379,948		N/A	1,170,000	N/A	64,024	20,081	4,484,053

Ferio Pugliese (3)(4)	2018	338,904	1,517,963		505,932	0	N/A	37,771	11,616	2,412,186
Former EVP, Customer Care & Corporate Affairs	2017	525,000	945,022		N/A	480,000	N/A	41,285	11,509	2,002,816
	2016	163,557	2,344,954	(5)	N/A	163,093	N/A	7,955	192,787	2,872,346
Notes:

(1)
On July 11, 2018, Mr. Schmidt retired as President and Chief Executive Officer and Mr. Dobson was appointed as Acting President and CEO. Mr. Dobson was originally appointed as Chief Financial Officer on March 1, 2018. He continued in his role as Chief Financial Officer until Mr. Lopez’s appointment as Acting Chief Financial Officer effective September 6, 2018.

(2)	In recognition of the estimated STIP and LTIP values forfeited from his previous employer, Mr. Dobson received the following make-whole awards:

•	a one-time cash payment of $550,000, and

•	a one-time award of 2018 RSUs equivalent to $1,199,933 (reflecting 58,080 units) with 33% vesting on February 28, 2019 and 67% vesting on February 28, 2020.

(3)
Mr. Pugliese received two equity awards in 2018; the first on March 1, 2018 which was his annual LTIP award and the second on March 21, 2018, with a share price of $20.66 and $20.84 respectively, to recognize an expanded portfolio. Mr. Pugliese tendered his resignation as EVP, Customer Care and Corporate Affairs on July 10, 2018.

(4)
Mr. Pugliese received a one-time incentive payment to reflect the pro-rated bonus earned at target at his previous employer. This payment was made at the same time the Hydro One 2016 STIP payment was processed in early 2017.

(5)	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received following make-whole equity awards on hire in 2016:

•
a one-time award of 2016 PSUs equivalent to $699,901 (subject to rounding) with vesting at December 31, 2018 (performance period: January 1, 2016 to December 31, 2018) and contingent on the standard terms and conditions of the 2016 PSUs, including earnings per share relative to the performance targets and maintenance of the annualized dividend rate at a minimum level; and

•	a one-time award of 2016 RSUs equivalent to $699,901 (subject to rounding) with vesting as follows: 50% vested in May 2017 and 50% vested in May 2018

(6)
Base salaries presented are actual amounts earned for fiscal years 2016, 2017 and 2018, as applicable. Mr. Schmidt’ s 2018 base salary was prorated to his date of retirement (July 11, 2018) and Mr. Pugliese’ s base salary was prorated to the date he tendered his resignation (July 10, 2018). For the other NEOs, they represent pro-rated amounts of their respective annual base salaries as applicable, depending on the year they joined the company. 2018 base salaries for Messrs.’ Dobson and Meneley reflect the pro-rated salary from their date of hire (March 1, 2018) until December 31, 2018. 2018 base salary for Mr. Lopez reflects a salary of $313,500 from January 1, 2018 to March 31, 2018 and a salary of $322,905 from April 1, 2018 to December 31, 2018.

(7)
Each NEO is eligible to receive an annual LTIP award consistent with market practices and quantum for comparative companies as defined by the Board. The mix of instruments which will comprise the LTIP award will be determined annually and may vary from year to year at the Board’s discretion. In 2016, each NEO was eligible to receive an LTIP award as a percentage of base salary divided equally between PSUs and RSUs. In 2017, PSUs and RSUs represented 60% and 40% of the LTIP award respectively. In 2018, with the exception of Mr. Lopez, PSUs, RSUs and options represented 50%, 25% and 25% of the LTIP award respectively (the PSUs, RSUs and options collectively referred to as the “Awards” ). The number of PSUs and RSUs granted pursuant to the Awards were determined by reference to the closing price of the common shares of Hydro One Limited on the grant date of the Awards. The number of options granted was determined using a March 1, 2018 share price of the common shares of Hydro One Limited of $20.66 or a March 21, 2018 share price of $20.84 and a valuation of 10% (rather than the Black Scholes value of 8.0% which Hydro One Limited and the Company use for calculating accounting fair value). The grant date fair value per option was $2.07 which was $0.41 higher than the accounting fair value of $1.66. The difference is due to the minimum valuation ratio of 10%, which reduces the number of options granted. For Mr. Schmidt, the total 2018 LTIP award was 345% of his annualized base salary comprised of PSUs, RSUs and options. Mr. Schmidt’ s 500,970 options valued at $1,035,004 at the time of grant were cancelled on retirement for no consideration. Mr. Schmidt’ s 2017 LTIP award was 280% of pro-rated base salary from January 1, 2017 to May 3, 2017 and 330% of pro-rated base salary from May 4, 2017 to December 31, 2017. Both PSUs and RSUs accrue dividend equivalents and are in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs, RSUs and management DSUs, as applicable. The dividend equivalent amounts related to the PSUs and RSUs for the NEOs in 2016, 2017 and 2018 were as follows: Mr. Schmidt – $61,942 (2016), $179,269 (2017) and $184,027 (2018 to his date of retirement). Mr. Schmidt’ s RSUs and PSUs ceased to accrue dividend equivalents as of his retirement date and were surrendered in exchange for cash payments to be received in accordance with the RSUs and PSUs vesting schedules.

(8)
The fair value of the PSUs and RSUs was determined by multiplying the number of units granted by the closing price of the common shares of Hydro One Limited on the date of grant. The value of the awards was determined as a percentage of base salary, which is established based on benchmarking data.

(9)
The short term incentive awards are attributed to the noted financial year, are based on a percentage of base salary and are paid by April 1 of the following year. Executives can elect to receive up to 100% of the short term incentive awards in management DSUs. The amount for Mr. Dobson includes a one-time payment of $550,000 to reflect the STIP forfeited from his prior employer. The amount for Mr. Lopez in 2018 includes two retention / recognition payments totaling $450,000. For Mr. Schmidt, his target 2018 STIP was prorated at target to his retirement date. Mr. Schmidt elected to take 100% of his short term incentive award in management DSUs in 2017. Mr. Lopez elected to take 100% of his short term incentive award in management DSUs in 2017 and 2018. Mr. Scarlett elected to take 100% of his short term incentive award in management DSUs in 2017.

(10)
None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary. Mr. Schmidt received a payment of $400,000 in lieu of all post-retirement benefits in connection with his retirement other than his defined contribution pension benefits and $20,769 in respect of employer contributions to his ESOP. Mr. Lopez received additional relocation benefits in the amount of $116,216 and $9,592 in respect of employer contributions to his ESOP.

(11)
Mr. Lopez and Mr. Scarlett participate in the non-union ESOP. Amounts include the employer contribution to ESOP on behalf of the NEO. For Mr. Schmidt the 2017 amount represents Hydro One Limited’s contributions to the ESOP made in 2017, as well as a contribution made in respect of December 2016 but settled in January 2017. The 2018 amount for Mr. Schmidt includes Hydro One Limited’s contribution to the ESOP until his retirement.

(12)	For Mr. Schmidt, the amount in 2016 includes after tax dollars moved to a registered retirement savings plan for his benefit.

Outstanding Share-Based Awards and Option-Based Awards
The following chart provides details regarding outstanding option and share-based awards of Hydro One Limited for the NEOs based on the share price of the common shares of Hydro One Limited at close on December 31, 2018:

Option-based Awards(1)					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Paul Dobson(4)	217,810	20.66	28-Feb-25	N/A	129,101	2,614,295	N/A
Chris Lopez	N/A	N/A	N/A	N/A	24,818	502,564	155,621
Gregory Kiraly	129,780	20.66	28-Feb-25	N/A	88,349	1,789,067	665,860
Patrick Meneley	172,740	20.84	28-Feb-25	N/A	53,631	1,086,027	N/A
James Scarlett	117,980	20.66	28-Feb-25	N/A	76,991	1,559,067	1,012,338
Mayo Schmidt(5)	N/A	N/A	N/A	N/A	309,257	6,197,437	1,049,003
Ferio Pugliese(6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Notes:

(1)
The Board granted option-based awards in 2018 to all NEOs other than Mr. Lopez. The number of options granted was determined using a March 1, 2018 share price of $20.66 for Messrs. Schmidt, Dobson, Kiraly, Scarlett and Pugliese and a March 21, 2018 share price of $20.84 for Messrs. Meneley and Pugliese and a valuation of 10% (rather than the calculated Black Scholes value of approximately 8.0%). Mr. Schmidt’s 500,970 options valued at $1,035,004 at the time of grant were cancelled on his retirement date for no consideration.

(2)
Amounts include all unvested PSUs and RSUs granted since 2016, including dividend equivalents. The amounts assume PSUs vest at target. The amounts for Mr. Schmidt were fixed at the June 29, 2018 share price of $20.04 and a target PSU performance factor of 100%. Mr. Schmidt’s RSUs and PSUs ceased to accrue dividend equivalents as of his retirement date and were surrendered in exchange for cash payments to be received in accordance with the RSUs and PSUs vesting schedules. On December 31, 2018, $2,137,522 of the $6,197,437 was paid to Mr. Schmidt in cash in lieu of 2016 RSUs and PSUs at target.

(3)
Total represents the value of short term incentive awards the NEO voluntarily elected to receive as management DSUs and the dividend equivalents earned as additional management DSUs, in addition to 2016 PSUs for Messrs. Kiraly and Scarlett which vested on December 31, 2018, but were released to participants following the approval of the 2016 – 2018 PSU scorecard at the February 2019 board meeting (based on a PSU multiplier of 142.86%). Mr. Schmidt’s management DSUs were also fixed at the June 29, 2018 share price and continued to accrue dividend equivalents until payout on January 11, 2019.

(4)	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Dobson received the following, being a make-whole award:

•	a one-time award of 2018 RSUs equivalent to $1,199,933 (reflecting 58,080 units) with 33% vesting on February 28, 2019 and 67% vesting on February 28, 2020.

(5)
All of Mr. Schmidt’s stock options were cancelled for no consideration on retirement. On December 31, 2018, Mr. Schmidt’s 2016 PSU and RSU grants vested using a June 29, 2018 share price of $20.04 and target performance (100%) for the PSUs. This amount was paid out in cash on January 11, 2019 and the corresponding PSUs and RSUs were cancelled simultaneously.

(6)	In conjunction with Mr. Pugliese’s voluntary resignation all outstanding equity has been forfeited.

Incentive Plan Awards – Value Vested or Earned during the Year

Name and Principal Position	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation - value earned during the year ($)(3)

Paul Dobson Acting President and Chief Executive Officer	N/A	N/A	1,507,168

Chris Lopez Acting Chief Financial Officer	N/A	153,258	655,852

Gregory Kiraly Chief Operating Officer	N/A	1,131,954	631,140
Patrick Meneley EVP and Chief Corporate Development Officer	N/A	N/A	607,712

James Scarlett EVP and Chief Legal Officer	N/A	1,389,730	600,224

Mayo Schmidt Former President and Chief Executive Officer	N/A	2,137,522	700,616

Ferio Pugliese(4) Former EVP, Customer Care and Corporate Affairs	N/A	279,854	N/A
Notes:

(1)
The Board granted option-based awards in 2018. All of Mr. Schmidt’s and Mr. Pugliese’s options were cancelled for no consideration on retirement and voluntary resignation respectively. On December 31, 2018, Mr. Schmidt’s 2016 PSU and RSU grants vested using a June 29, 2018 share price of $20.04 and target performance (100%) for the PSUs. This amount was paid out on January 11, 2019.

(2)
The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes PSUs and RSUs granted in 2016 (vested December 31, 2018) in addition to the value of management DSUs granted in February 2018 in relation to the 2017 short term incentive award payment for those NEOs who elected to receive management DSUs. The values above are based on the price of a common share of Hydro One Limited at the time of vesting. Mr. Pugliese’s 2016 RSUs granted in recognition of LTIP forfeited from his previous employer vested in May 2018.

(3)
This column includes the full amount of the short term incentive awards even if a NEO elected to receive all or a portion as management DSUs. Mr. Schmidt’s 2018 short term incentive award was prorated to his July 11, 2018 retirement date. For Mr. Dobson and Mr. Lopez the amount includes $550,000 and $450,000 respectively, in short term make-whole awards.

(4)
In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the attraction incentive equity awards on hire in 2016. A portion of these awards vested in May 2018.

Defined Contribution Pension Plan
All of the NEOs participate in the Hydro One DCPP. The Hydro One DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the Hydro One DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility	All new non-union hires on or after September 30, 2015. All of the NEOs participate in the Hydro One DCPP.
Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under “ – Supplemental plan” below.
Employer match	Employee contributions are matched by Hydro One.
Pensionable earnings	Base salary plus actual short term incentive (but not exceeding 50% of base salary).
Supplemental plan
Once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease. Notional employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaces a non-registered saving plan in which employer contributions were made on an after-tax basis.

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental Plan as at December 31, 2018:(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Paul Dobson Acting President and Chief Executive Officer	0	28,384	27,527
Chris Lopez Acting Chief Financial Officer	22,471	28,612	49,971
Gregory Kiraly Chief Operating Officer	53,855	50,555	102,917
Patrick Meneley EVP and Chief Corporate Development Officer	0	28,384	27,668
James Scarlett EVP and Chief Legal Officer	52,574	47,111	100,593
Mayo Schmidt(2) Former President and Chief Executive Officer	162,729	77,538	65,865
Ferio Pugliese(3) Former EVP, Customer Care and Corporate Affairs	51,615	37,771	0
Notes:

(1)	In respect of the NEOs, the totals include after tax amounts contributed to the Supplemental plan and the prior non-registered savings plan for their benefit.

(2)	At year end, Mr. Schmidt had transferred out his pension benefits except his Supplemental plan which will be paid out in five equal annual installments.

(3)	At year end, Mr. Pugliese had transferred out his pension benefits.
Defined Benefit Pension Plan
Hydro One Inc. established the Hydro One DBPP on December 31, 1999. Hydro One Inc. manages and invests the assets and liabilities of the pension fund as administrator of the Hydro One DBPP. The Hydro One DBPP provides a benefit which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. Non-union employees who were eligible members of the Hydro One DBPP as of September 30, 2015 continue to participate in the Hydro One DBPP. Newly hired non-union employees do not accrue credited service under the Hydro One DBPP for service after September 30, 2015 (however, past service pension buybacks under the Hydro One DBPP are available in limited circumstances).
Hydro One’s defined benefit supplementary pension plan (the supplementary pension plan) provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the Hydro One DBPP. The supplementary pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.’s obligations to participants under the supplementary pension plan are secured by a letter of credit.
None of the current NEOs participate in the Hydro One DBPP nor the supplementary pension plan.
Termination and Change in Control Benefits
Each of the NEOs is a party to an employment agreement governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation element	Resignation(1)	Retirement(2)	Termination without Cause(3)(4)(5)	Termination without Cause/Resignation for Good Reason following Change in Control (double trigger)(6)(7)(8)	Termination with Cause
Severance	None	None	2 x aggregate of base salary plus lower of (i) average annual bonus for the prior three years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award Prorated	Award Prorated	Award Prorated	Award forfeited
RSUs	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after five years of service(4) or if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(8)	Award forfeited

Compensation element	Resignation(1)	Retirement(2)	Termination without Cause(3)(4)(5)	Termination without Cause/Resignation for Good Reason following Change in Control (double trigger)(6)(7)(8)	Termination with Cause
PSUs	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after five years of service(4) or if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(8)	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Options and Share Appreciation Rights	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after five years of service(4) or if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(8)	Award Forfeited
Group Health and Welfare	Benefits end	Benefits end	Continue for up to 24 months	Continue for up to 24 months	Benefits end
Notes:

(1)
The NEOs may voluntarily resign their employment at any time by giving the Board 30 days’ written notice as per their retention agreements. The three months’ written notice required on resignation for Mr. Pugliese was waived by the former Board.

In the fourth quarter of 2018 and first quarter of 2019, the Company entered into retention agreements with the NEOs, who then remained employed, among other executives. Under the retention agreements, upon resignation on or after certain specified dates in 2019 (ranging from February 28, 2019 to September 1, 2019 depending on the NEO) each NEO will receive:

i.	a prorated short-term and long-term incentive (at target) for the time worked during the 2019 fiscal year,

ii.	accelerated vesting of outstanding RSUs payable at the greater of the share price of the Hydro One Limited common shares on the date of resignation or $19.41 ($19.40 in the case of Mr. Lopez),

iii.
accelerated vesting of outstanding PSUs calculated based on an assumed target performance level and payable at the greater of the share price of the Hydro One Limited common shares on the date of resignation or $19.41 ($19.40 in the case of Mr. Lopez),

iv.	accelerated vesting and exercisability of options and options remain exercisable until original expiry date, and

v.
benefits until the earlier of 24 months following the NEO’s last date of actual employment and the date upon which the NEO secures alternative benefits coverage under a new employer’s benefits plan provided that disability benefits will cease on the last day of employment.

In the event a NEO resigns pursuant to the terms of his retention agreement, no severance is payable to the NEO.

(2)
An executive is considered to have ‘retired’ if the executive has given six months prior notice with the approval of the Board, complies with such conditions it may require in connection with its approval and as may be reasonably required to facilitate transitional matters and is paid no cash severance payment or retirement allowance or equivalent. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. The six months’ written notice requirement on retirement for Mr. Schmidt was waived by the former Board.

(3)
Payment of such amounts are conditional upon delivery of a full and final release document to Hydro One Limited and the Company, as the case may be, and compliance with post-employment covenants respecting any applicable non-competition, non-solicitation and non-disparagement and maintaining the confidentiality of Hydro One’s confidential information.

(4)
On May 15, 2018, the former Board approved an amendment to the LTIP to provide that on a termination without cause, if a participant has five years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the Company or its reputation, a pro rata portion of the participant’s awards will vest.

(5)
Mr. Lopez is entitled to 1x aggregate of base salary plus lower of (i) average annual bonus for the prior three years and (ii) target bonus for the year of termination provided that if Mr. Lopez has not worked three full calendar years at termination, Mr. Lopez will only be entitled to (ii). Mr. Lopez’s group health and welfare will continue for 12 months.

(6)
Treatment only applies to termination by the Company without cause or by the executive for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment by Hydro One or a termination of employment by the employee for good reason. “Good reason” includes, among other things, certain governmental action (for specific NEOs), a material adverse change in title, responsibilities or authority, a materially adverse change in reporting line or relationship, a material reduction in base salary or in short term and long term incentive opportunity, a material relocation of the executive’s principal place of employment, the Company’s ability to pursue growth through acquisitions is substantially negated following certain change in control events or termination of the former President and CEO without cause prior to December 31, 2019 subject to certain exceptions.

(7)	A ‘change in control’ will occur in the following circumstances:

(a)	more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)	all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred other than to a wholly-owned subsidiary;

(c)	an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited;

(d)
individuals who at the beginning of any two-year period constitute the board of directors of Hydro One Limited cease to constitute a majority of the board of directors of Hydro One Limited during such two-year period, excluding any individuals whose service ceased due to death;

(e)
pursuant to its rights in the Governance Agreement, the Province of Ontario replaces the entire board of directors of Hydro One Limited (other than the CEO) and, in its discretion, the Chair of the board of directors of Hydro One Limited;

(f)	a change is made to an Ontario law or regulation that:

(i)
both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii)
imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

(g)	the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.

(8)
If within 24 months following a change in control, the executive’s employment is terminated by the Company without cause or the executive resigns for good reason, then, without any action by the plan administrator:

(i)
if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control, noted in footnote (7) above, the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii)
if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted in footnote (7) above, the Affected Awards shall vest and become realizable or payable as of the termination date, and for this purpose any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and each such Affected Award that is an option or share appreciation right shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

The NEOs other than Mr. Lopez are entitled to incremental payments or benefits in the event of a termination by the Company without cause or a resignation by the executive for good reason, both within 24 months following a change in control. The table below shows amounts that would become payable to the Company’s NEOs, if such events had occurred on December 31, 2018.

Name(1)	Resignation ($)(2)	Retirement ($)(2)	Termination without Cause ($)(3)	Termination without Cause/Resignation for Good Reason following Change in Control (double trigger) ($)(4)	Termination with Cause ($)
Paul Dobson Acting President and Chief Executive Officer	0	0	$2,400,000	$5,014,295	0
Chris Lopez Acting Chief Financial Officer	0	0	$452,067	N/A(5)	0
Gregory Kiraly Chief Operating Officer	0	0	$1,955,000	$3,744,088	0
Patrick Meneley EVP and Chief Corporate Development Officer	0	0	$2,160,000(6)	$3,246,048	0
James Scarlett EVP and Chief Legal Officer	0	0	$1,870,000	$3,429,088	0
Notes:

(1)	In 2018, Mr. Schmidt retired and Mr. Pugliese resigned. As such, they have been excluded from the above table.

(2)	Please see the description of retention agreements in footnote 1 of the previous table.

(3)	Severance payments are calculated based on annualized salary and the target short term incentive as of December 31, 2018.

(4)
Termination without cause or resignation for good reason following a change in control (double trigger) as if the event had occurred on December 31, 2018. The table above does not include the value of any RSUs or PSUs which vested on December 31, 2018 by their terms.

(5)
Mr. Lopez is not entitled to incremental payments or benefits in the event of a termination by the Company without cause within 24 months following a change in control or in the event of a resignation and is not entitled to resign for good reason within 24 months following a change in control.

(6)
In conjunction with Mr. Meneley’s resignation from the organization on March 1, 2019, Mr. Meneley received a $1,409,712 payout pursuant to the terms of his retention agreement ($1,094,095 of which reflects the acceleration of 2018 PSUs and RSUs and the balance represents prorated STIP and LTIP payments for the period worked in 2019).

In connection with Mr. Schmidt’s retirement on July 11, 2018, he received a payment of $700,616 as a pro-rated amount of his target annual incentive award for January 1, 2018 through July 11, 2018. He also received a cash payment of $400,000 in lieu of all post-retirement benefits and allowances other than his defined contribution pension benefits. His options were cancelled on retirement with no further consideration. He surrendered his outstanding RSUs and PSUs for cancellation in exchange for cash per share unit surrendered payable on the scheduled settlement date for the awards based on the closing price of a common share of Hydro One Limited on June 29, 2018 of $20.04. Performance goals on the PSUs were deemed to have been met at 100% of the specified target level of performance. Hydro One Limited has established a trust/retirement compensation arrangement for purposes of supporting its obligation to pay such amounts when due. As such RSUs and PSUs were surrendered for cancellation, no further dividend equivalents will be earned on such awards following his retirement date. His accrued pension benefits, a prorated benefit allowance, shares held under the ESOP and his management DSUs, including dividend equivalents earned and accruing on his management DSUs, will be paid in accordance with the terms of the applicable plans and policies, provided that the management DSUs will be settled based on the closing price of a common share of Hydro One

Limited on June 29, 2018 of $20.04. Mr. Schmidt did not receive any severance, termination payment or change in control payment. He is not required to continue to meet his share ownership requirement following his retirement. He remains subject to compliance with post-employment covenants, including a one year non-competition and two year non-solicitation covenant within the Province of Ontario and continuing covenants respecting non-disparagement and maintaining the confidentiality of Hydro One’s confidential information.

IV.	Director Compensation
The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and be reimbursed for all expenses incurred in fulfilment of their duties, including travel expenses. Hydro One’s director compensation policy and levels were originally established in 2015 (prior to the initial public offering of Hydro One Limited).
In August 2017, the chair of Hydro One’s then Governance Committee of the Board engaged Hugessen to conduct a compensation benchmarking review for non-executive directors of Hydro One using the same peer group of companies used for executive compensation benchmarking at the time. As a result of the review, the Governance Committee recommended to the Board, and the Board approved, the following changes to the Company’s director compensation policy effective on January 1, 2018: a $25,000 increase to the directors’ annual retainer (to $185,000), a $70,000 increase to the Chair of the Board’s annual retainer (to $330,000) and an increase of $5,000 for the Chairs of the Audit Committee of Hydro One Limited and Hydro One Inc. and HRC (to $25,000 each).
Pursuant to the July 11 Letter Agreement, the Company agreed to reduce the compensation of the directors to the levels that existed as at December 31, 2017 pursuant to the then-existing director compensation policies and the former directors agreed to forego any compensation for service as directors after June 30, 2018.
The chart below outlines Hydro One Limited’s annual director compensation breakdown that was in effect from August 14, 2018 until March 6, 2019 for the nominated directors who were appointed effective August 14, 2018, which covers compensation for the service by the directors on the Hydro One Inc. board of directors.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	130,000	130,000	260,000
All other directors	80,000	80,000	160,000
Committee chair retainers	20,000		20,000
Board/Committee meeting attendance	No meeting fees
The Province issued the Directive to Hydro One Limited on February 21, 2019. On February 28, 2019, Hydro One Limited submitted the New Compensation Framework which included the elements outlined in the Directive to the Management Board of Cabinet for approval, and on March 7, 2019, the Management Board of Cabinet approved it. For additional details, see “Compensation Discussion and Analysis”. The chart below outlines Hydro One Limited and Hydro One Inc.’s new annual director compensation breakdown effective March 7, 2019 in compliance with the New Compensation Framework:

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	60,000	60,000	120,000
All other directors	40,000	40,000	80,000
Committee chair retainers	42,500	42,500	85,000
Board/Committee meeting attendance	No meeting fees

The Company’s director compensation and expense policy applies to non-employee directors. The President and CEO does not receive any separate compensation for his/her service on the Board.
Directors are required to receive 50% of their annual director retainer as an equity component in the form of director DSUs. They may elect to be paid up to 100% of the cash component in the form of director DSUs. Hydro One Limited has adopted a non-employee director deferred share unit plan providing for awards of director DSUs to Hydro One Limited and Hydro One Inc. directors other than the President and CEO. A director DSU is an award that entitles the participant to receive an amount equivalent to the value of a common share of Hydro One Limited at settlement following termination of service with Hydro One and its subsidiaries. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited. Board committee chairs can choose to take their annual committee chair retainer in cash or equity.
For 2018, both the former directors and the nominated directors received all of the equity component of their annual director retainer payable in director DSUs.
Director Share Ownership Requirements
Hydro One believes that the interests of shareholders and directors are better aligned when directors hold significant investment in Hydro One. The corporate governance guidelines require directors who are non-executives of Hydro One to retain a minimum holding of common shares of Hydro One Limited or director DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of his or her appointment to the Board. Prior to the Management Board of Cabinet’s approval of the New Compensation Framework on March 7, 2019, the ownership requirement for directors appointed in August 2018 was $480,000, except for the Board chair, whose share ownership requirement is $780,000. Under the approved New Compensation Framework, the ownership requirement for directors will be as follows:
Chair…………………………..$360,000
Other Directors………………..$240,000
Under the corporate governance guidelines, directors must hold three times their retainer in share-based compensation (shares or DSUs) for a period of 12 months following their departure from the Board.

Director Compensation Table
Current Directors
The following table provides a summary of the compensation earned by non-employee directors of Hydro One for the year ended December 31, 2018:

Total Compensation					Form of Payment(1)
Name	Board Retainer ($)	Committee Chair Fees ($)	Travel Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as director DSUs ($)(2)	Director DSU Component of Total Compensation (%)(3)
Cherie L. Brant	60,870	—	—	60,870	30,435	30,435	50
Blair Cowper-Smith	60,870	7,608	—	68,478	34,239	34,239	50
Anne Giardini	60,870	7,608	17,500	85,978	47,935	38,043	56
David Hay	60,870	—	2,500	63,370	32,935	30,435	50
Timothy E. Hodgson	60,870	—	—	60,870	30,435	30,435	50
Jessica L. McDonald	60,870	—	8,000	68,870	38,435	30,435	50
Russel C. Robertson	60,870	—	—	60,870	30,435	30,435	50
William H. Sheffield	60,870	7,608	—	68,478	—	68,478	100
Melissa Sonberg	60,870	7,608	3,500	71,978	11,108	60,870	89
Thomas D. Woods	98,913	—	—	98,913	—	98,913	100
Notes:

(1)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s Board retainer, committee chair retainer and travel fees payable in cash.

(2)	All director DSUs are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.

(3)	Excludes travel fees in calculation.
Former Directors
The following table provides a summary of the compensation earned by non-employee directors of Hydro One from Hydro One Limited and its subsidiaries from January 1, 2018 to June 30, 2018(1):

Total Compensation					Form of Payment(2)
Name	Board Retainer ($)	Committee Chair Fees ($)	Travel Fees ($)	Total Fees ($)(2)	Received as Cash ($)	Value Received as director DSUs ($)(3)	Director DSU Component of Total Compensation (%)(4)
Ian Bourne	92,500	12,500	3,000	108,000	55,500	52,500	50
Charles Brindamour	92,500	—	—	92,500	—	92,500	100
Marcello (Marc) Caira	92,500	—	—	92,500	—	92,500	100
Christie Clark	92,500	—	—	92,500	—	92,500	100
George Cooke	92,500	—	—	92,500	46,250	46,250	50
David F. Denison	165,000	—	—	165,000	—	165,000	100
Margaret (Marianne) Harris	92,500	10,000	—	102,500	—	102,500	100
James Hinds	92,500	—	—	92,500	—	92,500	100
Kathryn Jackson(5)	68,612	—	1,500	70,112	35,806	34,306	50
Roberta Jamieson	92,500	—	1,000	93,500	47,250	46,250	50
Frances Lankin	92,500	—	1,500	94,000	47,750	46,250	50
Philip S. Orsino	92,500	12,500	—	105,000	—	105,000	100
Jane Peverett	92,500	10,000	5,000	107,500	56,250	51,250	50
Gale Rubenstein	92,500	—	—	92,500	46,250	46,250	50

Notes:

(1)
Each of the former directors voluntarily agreed to forego any further remuneration, benefits, awards or other compensation for his or her service as a director following June 30, 2018 through to the effective date of resignation and retirement. Other than as noted in the table, the former directors did not receive any other form of equity or non-equity compensation in connection with their service as directors.

(2)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, committee chair retainer and travel fees payable in cash.

(3)	All director DSUs are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.

(4)	Excludes travel fees in the calculation.

(5)	Ms. Jackson did not stand for re-election at Hydro One Limited’s May 15, 2018 annual general meeting and was therefore compensated until May 14, 2018.